XL Financial Assurance Ltd.
(Incorporated in Bermuda)

Condensed Financial Statements
(UNAUDITED)

For the three month periods ended March 31, 2006 and 2005
(expressed in U.S. dollars)

XL FINANCIAL ASSURANCE LTD.
CONDENSED BALANCE SHEETS
AS AT MARCH 31, 2006 AND DECEMBER 31, 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

	2006	2005

Assets:
Investments :
Fixed maturities, at fair value
(amortized cost: 2006 - $1,084,136; 2005 - $1,054,356)	$1,052,696	$1,036,606
Short-term investments, at fair value
(amortized cost: 2006 - $30,337; 2005 - $23,772)	30,145	23,569

Total investments available for sale	1,082,841	1,060,175

Cash and cash equivalents	15,552	22,256
Accrued investment income	8,931	9,197
Deferred acquisition costs	108,194	100,784
Prepaid reinsurance premiums	62,305	63,034
Reinsurance balances receivable	17,596	2,736
Unpaid losses and loss expenses recoverable	66,940	66,394
Amounts due from parent and affiliates	38,768	39,572
Funds withheld	11,000	15,859
Net receivable for investments sold	199	191
Derivative assets	11,571	13,482
Other assets	195	401

Total assets	$1,424,092	$1,394,081

Liabilities, Redeemable Preferred Shares and Shareholders’ Equity
Liabilities:
Unpaid losses and loss expenses	$137,689	$134,044
Deferred premium revenue	566,170	535,112
Reinsurance balances payable	6,260	15,116
Accounts payable and accrued liabilities	1,508	1,770
Amounts due to parent and affiliates	10,476	14,656
Derivative liabilities	2,624	1,864
Dividend payable on preferred shares	—	1,445

Total liabilities	$724,727	$704,007

Redeemable Preferred Shares:
Series A Redeemable preferred shares (par value of $120 per share;
10,000 shares authorized; 363 issued and outstanding as at
March 31, 2006 and December 31, 2005, respectively)	$44	$44
Additional paid-in capital	38,956	38,956
Accumulated undeclared dividends on Series A Redeemable preferred shares	15,016	—

Total redeemable preferred shares	$54,016	$39,000

Shareholders’ Equity:
Common shares (par value of $120 per share;
10,000 shares authorized; 2,449 issued and outstanding as at
March 31, 2006 and December 31, 2005, respectively)	$294	$294
Additional paid-in capital	345,606	345,606
Accumulated other comprehensive loss	(31,632)	(17,953)
Retained earnings	331,081	323,127

Total shareholders’ equity	$645,349	$651,074

Total liabilities, redeemable preferred shares and shareholders’ equity	$1,424,092	$1,394,081

The accompanying notes are an integral part of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME FOR
THE THREE MONTH PERIODS ENDED MARCH 31, 2006 AND 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

	2006	2005

REVENUES:
Net premiums earned	$35,454	$28,460
Net investment income	11,347	8,274
Net realized losses on investments	(5,208)	(1,357)
Fee and other income	1,134	495
Net realized and unrealized gains (losses) on derivative instruments	(3,245)	2,235

Total revenues	$39,482	$38,107

EXPENSES:
Losses and loss expenses	$3,684	$566
Acquisition costs	10,375	8,547
Operating expenses	1,340	1,768

Total expenses	$15,399	$10,881

NET INCOME	$24,083	$27,226

COMPREHENSIVE INCOME
Net income	$24,083	$27,226
Unrealized losses	(18,887)	(13,943)
Less: reclassification for losses realized in income	(5,208)	(1,357)

Other comprehensive loss	$(13,679)	$(12,586)

COMPREHENSIVE INCOME	$10,404	$14,640

The accompanying notes are an integral part of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006 AND FOR THE YEAR
ENDED DECEMBER 31, 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

	2006	2005

Common Shares – Number issued
Number of shares, beginning of year and period	2,449	2,449
Issuance of common shares	—-	—

Number of shares, end of year and period	2,449	2,449

Common Shares – Issued at par
Balance - beginning of year and period	$294	$294
Issuance of common shares	—	—-

Balance – end of year and period	$294	$294

Additional Paid-in Capital
Balance - beginning of year and period	$345,606	$345,606
Issuance of common shares	—-	—

Balance – end of year and period	$345,606	$345,606

Accumulated Other Comprehensive Loss
Balance - beginning of year and period	$(17,953)	$(1,819)
Other comprehensive loss	(13,679)	(16,134)

Balance - end of year and period	$(31,632)	$(17,953)

Retained Earnings
Balance - beginning of year and period	$323,127	$231,714
Net income	24,083	98,389
Dividends on Series A Redeemable preferred shares	(1,113)	(6,976)
Accumulated undeclared dividends on Series A Redeemable preferred shares	(15,016)	—

Balance - end of year and period	$331,081	$323,127

TOTAL SHAREHOLDERS’ EQUITY	$645,349	$651,074

The accompanying notes are an integral part of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
CONDENSED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2006 AND 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

	2006	2005

Cash flows provided by operating activities:
Net income for the period	$24,083	$27,226
Adjustments to reconcile net income to net cash provided by operating activities:
Realized losses on investments	5,208	1,357
Amortization of premium on fixed maturities	936	973
Net realized and unrealized (gains) losses on credit derivatives
excluding cash received and paid	2,664	(2,854)
Net realized and unrealized losses on put option	7	15
Accrued investment income	266	(39)
Unpaid losses and loss expenses	3,645	1,786
Deferred premium revenue	31,058	9,166
Unpaid losses and loss expenses recoverable	(546)	(2,041)
Deferred acquisition costs	(7,410)	597
Amounts due from parent and affiliates	804	(2,291)
Accounts payable and accrued liabilities	(262)	(861)
Amounts due to parent and affiliates	(4,180)	1,366
Funds withheld	4,859	—
Prepaid reinsurance premiums	729	(4,154)
Reinsurance balances receivable	(14,860)	26,800
Reinsurance balances payable	(8,856)	(767)
Other assets	206	29

Total adjustments	14,268	29,082

Net cash provided by operating activities	38,351	56,308

Cash flows used in investing activities:
Proceeds from sale of fixed maturities and short-term investments	61,979	137,470
Proceeds from redemption of fixed maturities and short-term	1,704	34,300
Purchase of fixed maturities and short-term investments	(106,179)	(223,352)

Net cash used in investing activities	(42,496)	(51,582)

Cash flows used in financing activities:
Dividends paid on Series A Redeemable preferred shares	(2,559)	(2,600)

Increase (decrease) in Cash and Cash Equivalents	(6,704)	2,126

Cash and Cash Equivalents – Beginning of period	22,256	13,210

Cash and Cash Equivalents – End of period	$15,552	$15,336

The accompanying notes are an integral part of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THREE MONTH PERIODS ENDED MARCH 31, 2006 AND 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

1.     Organization and Business

XL Financial Assurance Ltd. (the “Company”) was incorporated with limited liability under the Bermuda Companies Act 1981 on October 14, 1998 and is registered as a Class 3 insurer under The Insurance Act 1978, amendments thereto and related regulations (“The Act”). At March 31, 2006, the Company was approximately 87% owned by XL Insurance (Bermuda) Ltd (a wholly-owned subsidiary of XL Capital Ltd); 5% by Financial Security Assurance Inc. (a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd.) and 8% by Financial Security Assurance International Ltd. (a wholly-owned subsidiary of Financial Security Assurance Inc.). At March 31, 2005, the Company was approximately 87% owned by XL Insurance (Bermuda) Ltd (a wholly-owned subsidiary of XL Capital Ltd); 5% by Financial Security Assurance Inc. (a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd.) and 8% by Financial Security Assurance International Ltd. (owned 20% by XL Insurance (Bermuda) Ltd and 80% by Financial Security Assurance Inc.). The Company is an integral part of a joint venture agreement between XL Capital Ltd and Financial Security Assurance Holdings Ltd.

The Company is primarily engaged in the business of providing reinsurance of financial guaranties on asset-backed and municipal obligations underwritten by XL Insurance (Bermuda) Ltd, Financial Security Assurance Inc. and XL Capital Assurance Inc. (a wholly-owned subsidiary of XL Capital Ltd) and other monoline and multiline insurance companies. This may be in the form of traditional financial guaranty insurance or via a credit derivatives execution. The Company’s underwriting policy is to provide reinsurance of asset-backed and municipal obligations that would be of a lower investment-grade quality without the benefit of the Company’s reinsurance. The asset-backed obligations reinsured by the Company are generally issued in structured transactions and are backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having ascertainable cash flows or market value. The municipal obligations reinsured by the Company consist primarily of general obligation bonds that are supported by the issuers' taxing power and of special revenue bonds and other special obligations of states and local governments that are supported by the issuers’ ability to impose and collect fees and charges for public services or specific projects. The Company's reinsurance guarantees payments when due of scheduled payments on an insured obligation. In the case of a payment default on an insured obligation, the Company is generally required to pay the principal, interest or other such amounts due in accordance with the obligations’ original payment schedule or, at its option, to pay such amounts on an accelerated basis. The Company conducts surveillance on its exposures to try and ensure early identification of any loss events. In addition, in the normal course of business, the Company seeks to reduce the loss that may arise from such events by reinsuring certain levels of risks in various areas of exposure with other insurance enterprises or reinsurers.

2.     Material Agreements with Affiliates

Effective May 1, 2004, the Company entered into a Second Amended and Restated Facultative Quota Share Reinsurance Treaty (“Treaty”) with XL Capital Assurance Inc. (“XLCA”), which was an amendment of a contract the Company originally entered into on October 6, 1999 and subsequently amended and restated on June 22, 2001. This Treaty covers a portion of XLCA’s liability accruing under financial guaranty and surety insurance policies that it writes. Under the terms of this Treaty, the Company accepts and reinsures up to 90% on a quota share basis or a mutually agreed upon alternative basis of each policy that XLCA cedes to the Company pursuant to this Treaty, with no maximum cession limit, provided that such policy is compliant with the terms of such treaty. This Treaty requires that the Company accept any cession with an underlying investment grade rating submitted by XLCA with such information about the policy to be reinsured as the Company reasonably requires within 30 days of the issuance of the related policy. Pursuant to this Treaty, the Company agrees only to write policies of insurance that would comply with the insurance laws of the State of New York relating to financial guaranty insurance

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THREE MONTH PERIODS ENDED MARCH 31, 2006 AND 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

corporations. This Treaty will remain in effect until cancelled by either party on 60 days prior notice. Either party also may immediately terminate this Treaty at any time, upon written notice to the other party, in the event of certain specified circumstances, including, but not limited to, insolvency of the other party or acquisition or control of the other party by an entity that is not controlled by XL Capital Ltd. Under this Treaty, the Company pays XLCA a ceding commission of 30% on the premiums ceded under this Treaty or such other percentage determined upon on an arm’s-length basis. Our obligations under this Treaty are guaranteed by XL Insurance (Bermuda) Ltd.

Effective October 3, 2001, the Company entered into an Excess of Loss Reinsurance Agreement with XL Insurance (Bermuda) Ltd. This agreement covers a portion of the Company’s liability accruing as a result of losses occurring on policies written by the Company that are in excess of certain limits and are not covered by other reinsurance agreements. This agreement provides indemnification only for the portion of any loss covered in excess of 10% of the Company’s surplus, up to an aggregate amount of $500 million, and excludes coverage for liabilities arising other than pursuant to the terms of an underlying policy. Additionally, the Company is required to reduce any amounts due to it from XL Insurance (Bermuda) Ltd under this agreement to the extent that prior losses for which the Company has been previously reimbursed by XL Insurance (Bermuda) Ltd has been subsequently reduced. Either party may terminate this agreement, upon 30 days prior notice to the other party, if the Company receives written notice from Moody’s that the Company would be able to maintain our financial strength rating without the benefit of this agreement. Either party also may terminate this agreement upon written notice to the other party and Moody’s in the event of certain specified circumstances, including insolvency of the other party or acquisition of control of the other party by another entity.

Effective August 17, 2001, the Company entered into a Facultative Quota Share Reinsurance Treaty with XL Insurance (Bermuda) Ltd. This treaty allows the Company to propose to cede to XL Insurance (Bermuda) Ltd a portion of a risk insured by the Company to it, which risk XL Insurance (Bermuda) Ltd may then accept or reject in its sole discretion. This treaty will remain in effect until cancelled by either party on 90 days prior notice. Either party also may immediately terminate this treaty at any time, upon written notice to the other party, in the event of certain specified circumstances, including, but not limited to, insolvency of the other party or acquisition of control of the other party by another entity. Under this treaty, XL Insurance (Bermuda) Ltd pays the Company a ceding commission of 30% on the premiums ceded under this treaty unless otherwise specified.

Effective December 31, 1999, the Company entered into a Facultative Quota Share Reinsurance Treaty with XL Insurance (Bermuda) Ltd. This treaty allows XL Insurance (Bermuda) Ltd to propose to cede to the Company a portion of a risk insured by it, which risk the Company may then accept or reject in its sole discretion. This treaty will remain in effect until cancelled by either party on 90 days prior notice. Either party also may immediately terminate this treaty at any time, upon written notice to the other party, in the event of certain specified circumstances, including, but not limited to, insolvency of the other party or acquisition of control of the other party by another entity.

XL Insurance (Bermuda) Ltd guarantees our obligations under our Second Amended and Restated Facultative Quota Share Reinsurance Treaty with XLCA and our Master Facultative Reinsurance Agreement with Financial Security Assurance Inc. and certain of its subsidiaries and affiliates pursuant to Guarantees that XL Insurance (Bermuda) Ltd executed on May 1, 2004 and November 3, 1998, respectively. The Company has provided its triple-A-rated reinsurance to XL Insurance (Bermuda) Ltd in connection with certain transactions that involve the Company providing a guarantee of XL Insurance (Bermuda) Ltd’s obligations to a client of XL Insurance (Bermuda) Ltd that requires a triple-A-rated

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THREE MONTH PERIODS ENDED MARCH 31, 2006 AND 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

guaranty in addition to the “AA-” or “Aa3”-rated guaranty provided by XL Insurance (Bermuda) Ltd. Each of these transactions has a “double trigger” structure, meaning that the Company does not have to pay a claim unless both the underlying transaction and XL Insurance (Bermuda) Ltd defaults. For each of these transactions, the Company has entered into a Reimbursement Agreement with XL Insurance (Bermuda) Ltd, pursuant to which XL Insurance (Bermuda) Ltd pays the Company a fee for providing its guarantee. XL Insurance (Bermuda) Ltd’s obligations to the Company under each Reimbursement Agreement are secured under a corresponding Charge Agreement wherein XL Insurance (Bermuda) Ltd grants the Company a security interest in a portion of the payments received by it from its client.

A wholly-owned subsidiary of XL Capital Ltd, XL Investment Management Ltd (“XLIM”), provides the Company with investment management services pursuant to a Management Agreement that the Company entered into with XLIM in January 2004. Pursuant to this Management Agreement, XLIM manages certain of the Company’s investments subject to its policies and guidelines. Among other things, XLIM negotiates and contracts with investment managers selected by it to manage each of the Company’s portfolios. XLIM currently engages an affiliate of BlackRock, Inc. to manage the Company’s investment portfolios. This Management Agreement will remain in effect until January 2007, unless terminated by either party on 60 days prior written notice. The Company pays XLIM a fee under this Management Agreement in an amount that is agreed upon from time to time by the Company and XLIM. The Company also pays each of the investment managers of its portfolios a fee that is negotiated by such investment manager and XLIM. The Company’s board of directors periodically reviews the performance of XLIM and each of the portfolio investment managers selected by XLIM under this Management Agreement.

3.     Significant Accounting Policies

Basis of Preparation

The accompanying condensed financial statements have been prepared by the Company and are unaudited. In the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows at March 31, 2006 and for all periods presented, have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These statements should be read in conjunction with the Company’s December 31, 2005 financial statements and notes thereto. The December 31, 2005 condensed balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results of operations for the periods ended March 31, 2006 and 2005 are not necessarily indicative of the operating results for the full year.

The preparation of condensed financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Any such adjustments are reflected in income in the period in which the adjustments are made. The financial statement estimates subject to most uncertainty are estimates for loss reserves and calculation of the fair value of credit default swap derivative instruments.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THREE MONTH PERIODS ENDED MARCH 31, 2006 AND 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

Pursuant to an agreement with Financial Security Assurance Holdings Ltd. (“FSAH”) on April 5, 2006, the Company restructured the terms of its Series A Redeemable Preferred Shares and changed its bye-laws accordingly. In accordance with the agreement, the participating dividend and redemption provisions of the preference shares were eliminated, the stated value of the preference shares held by FSAH were increased to $54.0 million, and the fixed dividend rate was increased from 5% to 8.25% .

Recent Accounting Pronouncements

In April 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) FIN 46(R)-6, Determining the Variability to be Considered in Applying FIN 46(R), which states that the variability to be considered when applying FIN 46(R) should be based on an analysis of the design of an entity which entails analyzing the nature of the risks in the entity and determining the purpose for which the entity was created and determining the variability the entity is designed to create and pass along to its interest holders. Typically, assets and operations of the entity create the variability (and thus are not variable interests), while liabilities and equity interests absorb that variability (and thus, are variable interests). The role of a contract or arrangement in the design of the entity, regardless of its legal form or accounting classification, shall dictate whether that interest should be treated as creating or absorbing variability for the entity. The guidance in this FSP must be applied as of July 1, 2006 and is not expected to have a material impact on the Company’s financial condition or results of operations but will form an important part of the Company’s evaluation of any relevant structures going forward.

At the request of the Securities and Exchange Commission, the Financial Accounting Standards Board has added a project to their agenda to review the accounting for financial guaranty insurance. The Company recognizes that there is diversity in practice among financial guarantee insurers and reinsurers with respect to their accounting policies. Current accounting literature, specifically Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 60 "Accounting and Reporting by Insurance Enterprises" ("SFAS 60”) and FASB Statement of Financial Accounting Standards No. 97 "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97"), does not specifically address the unique characteristics of loss reserves for financial guarantee insurance contracts. Consequently, the accounting principles applied by the industry, as well as the Company, have evolved over time and incorporate the concepts of both short-duration and long-duration contract accounting under the provisions of SFAS 60 and SFAS 97, as well as other accounting literature, such as FASB No. 5 “Accounting for Contingencies” and Emerging Issues Task Force (“EITF”) Issue No. 85-20 “Recognition of Fees for Guaranteeing a Loan”. The Company will continue its loss reserving practices as described in its 2005 year-end financial statements until further guidance is provided by the FASB.

4.     Derivative Instruments

Credit derivatives issued by the Company meet the definition of a derivative under FAS 133. The Company has recorded these products at fair value, modeled on prevailing market conditions and certain other factors relating to the structure of the transaction. The Company considers credit derivatives to be financial guarantee contracts, in substance, as the Company intends to hold them to maturity. The Company determines fair value using a model which calculates the difference between the actual remaining present value of installment premiums and an estimated remaining present value of installment premiums under current market conditions. In essence, the model estimates the cost of an offsetting

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THREE MONTH PERIODS ENDED MARCH 31, 2006 AND 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

position to the original credit derivatives from other comparable counterparties under the current market environment. The model is dependent upon a number of factors including changes in credit spreads, changes in credit quality, foreign exchange and other market factors.

The Company’s credit derivatives portfolio generally requires the Company to meet payment obligations for referenced credits within the portfolio in the event of specific credit events after erosion or exhaustion of various first loss protection levels. These credit events are contract specific, but generally cover bankruptcy, failure to pay and repudiation. The notional exposure of the credit derivatives portfolio as of March 31, 2006 was $12.2 billion. Approximately 99% and 1% of the portfolio is rated AAA and BBB, respectively. The weighted average term of the contracts in force was 12.88 years.

In terms of the 2006 and 2005 condensed financial statements, the impact of credit default swaps is outlined as follows:

	(Unaudited)
	Three Months Ended March 31,

	2006	2005

Income Statement
Net earned premiums	$4,856	$3,893
Net losses and loss expenses	1,214	974
Acquisition costs	1,269	15
Net realized and unrealized gains (losses) on derivative instruments	(2,274)	2,854

Total Income Statement Impact	99	5,758

	(Unaudited)
	As at

	March 31,	December 31,
	2005	2005

Assets
Derivative assets	11,571	13,482

Liabilities
Net losses and loss expenses	15,088	13,874
Derivative liabilities	2,624	1,864

The Company is also party to a put option agreement and an asset trust expense reimbursement agreement with Twin Reefs Asset Trust (the “Asset Trust”). The put option agreement provides The Company with the irrevocable right to require the Asset Trust at any time and from time to time to purchase the Company’s non-cumulative perpetual Series B Preferred Shares with an aggregate liquidation preference of up to $200 million. The Company is obligated to reimburse the Asset Trust for certain fees and ordinary expenses. To the extent that any Series B Preferred Shares are put to the Asset Trust and remain outstanding, a corresponding portion of such fees and ordinary expenses will be payable by the Company pursuant to the asset trust expense reimbursement agreement. The put option agreement is perpetual but would terminate on delivery of notice by the Company on or after December

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THREE MONTH PERIODS ENDED MARCH 31, 2006 AND 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

10, 2009, or under certain defined circumstances, such as the failure of the Company to pay the put option premium when due or bankruptcy. The put option is recorded at fair value with changes in fair value recognized in “Net realized and unrealized gains and losses on derivative instruments”. At March 31, 2006, the fair value adjustment was a $7 decrease to income. The put option premiums were $582 and $619 for the three month periods ended March 31, 2006 and 2005, respectively.

5.     Reinsurance

The effect of reinsurance on premiums written and earned for the three month periods ended March 31, 2006 and 2005 is shown below:

	Assumed	Ceded	Net

Three months ended March 31, 2006
Premium written	$73,820	$(6,580)	$67,240
Premium earned	42,762	(7,308)	35,454
Losses and loss adjustment expenses	4,230	(546)	3,684

Three months ended March 31, 2005
Premium written	$43,053	$(9,582)	$33,471
Premium earned	33,887	(5,427)	28,460
Losses and loss adjustment expenses	2,954	(2,388)	566

6.     Unpaid losses and loss expenses

During the year ended December 31, 2004, the Company recorded a provision for losses of approximately $42.1 million representing the present value of losses expected to be incurred in the future with respect to an insured project financing. As this loss represented a full limit loss to the subordinated tranche of the insured transaction, the remaining unearned premium pertaining to such tranche, which aggregated approximately $23.3 million, was fully earned resulting in an impact on the Company’s results of operations, before reinsurance, of approximately $18.8 million. The portion of the insured exposure to which this loss relates was fully reinsured on a first loss basis by an affiliate of the Company and, accordingly, there was no net impact on the Company’s results of operations from this loss provision.

During 2005, the Company recorded an additional provision for loss relating to this transaction of $13.5 million ($5.6 million after reinsurance to affiliates), on a net present value basis to reflect certain adverse developments. The total remaining par insured by the Company in connection with this transaction aggregated approximately $203.4 million ($121.7 million net of reinsurance to affiliates) at December 31, 2005, and amortizes over many years into the future. The estimate of loss was based on assumptions and estimates extending over many years into the future. There is currently no payment default with respect to this transaction. Management continues to monitor the exposure and will revise its loss estimate if necessary, as new information becomes available. Pursuant to the assumptions upon which the estimate was based, under its existing reinsurance arrangements, approximately 59.8% of any additional loss provision in excess of the amount currently provided will be retained by the Company. There were no changes to the provision during the first quarter of 2006.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THREE MONTH PERIODS ENDED MARCH 31, 2006 AND 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

In 2005, the Company recorded funds withheld of $15.9 million pursuant to its Treaty with XLCA in respect of notes (the “Insured Notes”) issued pursuant to a structured financing of loans to medical providers, which were insured in 2001, and which defaulted upon their maturity. In December 2005, XLCA received a claim notice from the trustee on behalf of the holders of such insured notes in the amount of $20.2 million, representing the outstanding principal of the Insured Notes plus accrued interest thereon at the date of default (the “Claim Amount”). Pursuant to the terms of the insurance arrangement, XLCA had the option of satisfying the claim by either paying, in cash, the Claim Amount to the holders of the Insured Notes or purchasing the Insured Notes from such holders for an amount, in cash, equal to the Claim Amount. XLCA elected to purchase the Insured Notes in satisfaction of the claim. The purchase of the Insured Notes was recorded as an investment on XLCA’s balance sheet at an estimated fair value of $19.5 million. The difference between the estimated fair value and the consideration paid to acquire the Insured Notes was recorded as a net paid loss of $0.1 million. Pursuant to the Treaty, XLCA classified its purchase of the Insured Notes as in furtherance of defending or compromising a claim and billed the Company for its share of the cost of purchasing the notes and received consideration from the Company in satisfaction thereof of $17.6 million. Subsequent to the purchase of the insured notes, a principal payment was received in the amount of $1.7 million which reduced the funds withheld balance to $15.9 million. The Company was also billed $0.6 million for its share of the initial loss which is reflected in “Net losses and loss adjustment expenses”.

The estimate of fair value of the Insured Notes was based on XLCA’s estimate of the fair value of the underlying collateral which, as previously discussed, consisted of loans to medical providers. Certain of these loans were made to Intrepid USA Healthcare Services (“Intrepid”), a national provider of home nursing services to patients with acute illnesses. Intrepid declared bankruptcy in 2004. On February 3, 2006, Intrepid emerged from bankruptcy and in connection therewith, XLCA accepted preferred stock of Intrepid in exchange for the cancellation of a portion of the Insured Notes. This preferred stock is in-substance common stock, as defined in EITF 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock, and represents a 49% ownership interest in Intrepid. In connection with, and critical to, Intrepid’s emergence from bankruptcy was certain exit financing obtained by Intrepid. Pursuant to the terms of the related credit agreement, Intrepid must achieve certain financial targets over certain periods of time. In certain cases, if such targets are not met, the provider of such financing may foreclose on all ownership interest in Intrepid. If the provider of the financing foreclosed on all ownership interest in Intrepid, which is not expected by the management of XLCA, XLCA may be required to write-off the carrying value of this investment and, accordingly, XLFA would incur a loss equal its proportionate share thereof under its reinsurance arrangement with XLCA. During the three months ended March 31, 2006, XLCA received a return of principal of $0.5 million and recognized an other than temporary impairment charge which aggregated $4.9 million on the Insured Notes and the preferred stock in Intrepid. Of these amounts, XLFA received $0.4 million of the funds withheld and reinsured $4.5 million of the loss which is reflected as an other than temporary impairment charge and included in net realized losses on investments in the accompanying condensed statement of income. As a result of the impairment charge the funds held balance referred to above was reduced to $4.9 million at March 31, 2006.

7.     Exposure Implications of the Hurricane Katrina and Rita

Set forth below is a summary of the Company’s principal exposure as of March 31, 2006 to credits located in the Alabama, Louisiana, Mississippi, and Texas counties designated by the Federal Emergency Management Agency (“FEMA”) for individual and public assistance as of March 31, 2006 as a result of hurricanes Katrina and Rita. Such exposure consists solely of guaranteed public finance

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THREE MONTH PERIODS ENDED MARCH 31, 2006 AND 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

exposures. The Company has no direct exposure to the City of New Orleans or to any other issuer located in such City. The Company’s asset-backed transactions are backed by pools of geographically diverse assets with minimal concentration on the areas affected.

XLFA's Public Finance Exposure in FEMA-Designated Counties

	Gross Par

		Louisiana
		(New Orleans	Other			Total
Bond Type	Texas	area)	Louisiana	Mississippi	Alabama	Gross Par

General Obligation	49,345	11,785	25,623	34,965	52,015	173,733
Sales Tax Supported	6,813	1,116	3,487	4,779	—	16,195
Higher Education	5,463	—	—	—	—	5,463
Utility - Public	9,328	—	15,385	—	—	24,713
Utility - Private (investor-owned)	—	—	—	81,000	—	81,000

Totals	70,949	12,901	44,495	120,744	52,015	301,104

	Net Par

		Louisiana
		(New Orleans	Other			Total
Bond Type	Texas	area)	Louisiana	Mississippi	Alabama	Net Par

General Obligation	49,345	11,785	25,623	34,965	52,015	173,733
Sales Tax Supported	6,813	1,116	3,487	4,779	—	16,195
Higher Education	5,463	—	—	—	—	5,463
Utility - Public	9,328	—	15,385	—	—	24,713
Utility - Private (investor-owned)	—	—	—	81,000	—	81,000

Totals	70,949	12,901	44,495	120,744	52,015	301,104

8.     Subsequent Events

On April 7, 2006, Security Capital Assurance Ltd (“SCA”) filed a registration statement on form S-1 for an initial public offering. SCA is a wholly owned subsidiary of XL Capital Ltd and was formed to hold XL Capital Ltd’s financial guarantee insurance and reinsurance businesses conducted through XL Capital Assurance Inc (“XLCA”) and XL Financial Assurance (“XLFA”). Under the registration statement, a portion of SCA’s shares will be issued and sold and a portion will be sold by XL Insurance (Bermuda) Ltd, as selling shareholder. After the consummation of the offering XL Capital Ltd will beneficially own approximately 60% to 65% of SCA’s outstanding common stock.